Via Facsimile and U.S. Mail
Mail Stop 6010

February 13, 2007

Mr. Craig E. Eisenacher
Senior Vice President and
Chief Financial Officer
Bristol West Holdings, Inc.
5701 Stirling Road
Davie, FL 33314

Re: **Form 10-K for the Fiscal Year Ended December 31, 2005**
Filed March 14, 2006
File No. 001-31984

Dear Mr. Eisenacher,

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant